November 18, 2005



Mail Stop 6010

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

Re:	Thomas Equipment, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
	Filed October 3, 2005
	         File No. 333-124217
Dear Mr. Marks:
      We have reviewed your response filed on November 4, 2005 and have the following comments.

Form S-1, Amendment 4 filed October 3, 2005

General

1. We note that you have entered into an agreement with Laurus
Master
Fund Ltd ("Laurus") on October 28, 2005 that provides for certain modifications of your existing arrangements. In your response to us dated November 4, 2005 you highlighted the significant terms that have been modified. In light of the modifications, please provide to us your analysis under the guidance in EITF 96-19 as to whether these changes to your debt were a modification or an extinguishment of debt and creation of new debt. In addition, tell us how you will account for the payment of $600,000 that was paid by you in full consideration for all amounts due or which might otherwise have become due under the registration rights agreement.

Note 12. Convertible long term debt, page F-35, and Convertible credit facility, page F-36
2. We have evaluated response 1 and 2 and continue to believe that you have not provided a sufficient basis to consider the convertible term note and convertible credit facility as conventional convertible debt as defined under paragraph 4 of EITF 00-19. It appears since the conversion feature resets upon certain events, you would be unable to conclude that the conversion option is settled in a fixed number of shares. The reference in paragraph 4 of EITF 00-19 to "at the discretion of the issue" relates to a choice of settlement (i.e.
shares or and equivalent amount of cash), not whether the issuer has the ability to change the number of shares. Additionally, it also appears that the monthly conversion repayment feature does not result in the holder receiving a fixed number of shares or an equivalent amount of cash (at the discretion of the issuer) since the provisions require you to pay 103% of the principal amount in cash if certain criteria are not met. This cash settlement value differs from the value of the shares that would be required to be issued if you were permitted to pay in shares. Please advise or revise.

3. Please refer to prior comment 4. Please provide us with the following requested information:

* We note that you believe the interest rate adjustment feature described in our prior comment 4 is an embedded derivative that is required under SFAS 133 to be separated from the host contract.
We
do not believe the reasons you cite provide a sufficient basis to not comply with SFAS 133.
* Refer to the redemption option and the guarantee provided by the Province of New Brunswick. In your response you cite the accounting literature that you considered in reaching a conclusion that separate accounting for these embedded features is not required. In order to facilitate our evaluation of your conclusion, please give us your analysis of these features under the accounting literature to which you referenced. Please also refer us to the financial statement disclosure related to each feature.
* It is unclear whether you identified all potential embedded derivatives. For example, please tell us how you evaluated the interest rate floor of 7.5% in the convertible credit facility under
SFAS 133.

4. Please provide the revised footnote disclosure you propose to make in response to prior comment 5. We may have further comments after reviewing your response.

Note 16. Redeemable preferred shares, page F-39

5. We are continuing to evaluate response 7.
6. Since you have concluded that the convertible preferred stock is
conventional convertible, and therefore the embedded conversion option is outside of the scope of EITF 00-19 and SFAS 133, it would appear that you would be required to account for the beneficial conversion feature that exists on the date of issuance pursuant to
the provisions of EITF 98-5 and EITF 00-27.   If you determine
that a
beneficial conversion feature exists, you are required to record a discount that would be accreted from the date of issuance to the stated redemption date of the convertible instrument (unless you meet the conditional provisions that are outlined in the footnote), regardless of when the earliest conversion date occurs. Please revise your accounting to comply with the provisions of paragraph 19 of EITF 00-27.

7. Please provide the revised footnote disclosure you propose to make in response to prior comment 9. In this regard, it appears that the convertible, redeemable preferred stock, which you are accounting for as temporary equity, has multiple redemption features. Please ensure your disclosure describes the nature of these redemption features and related accounting treatment with any disclosures required by EITF D-
98.  We may have further comments after reviewing your response.

Note 19. Stock options and warrants, page F-42

8. Please refer to prior comment 10. We note that you have provided a range of expected volatility factors that vary significantly by issuance. Please tell us how you determined these volatility factors. One of the factors considered in estimating expected volatility is historical volatility of the underlying common stock over the most recent period that is generally commensurate with the expected option/warrant life. If the option/warrant being valued is transferable, it is generally inappropriate to use an expected life shorter than the contractual term. Since the operations of the successor entity commenced on October 1, 2004, it is unclear whether you only considered the historical volatility of the common stock since October 1, 2004 in estimating expected volatility or whether your estimate considered the historical volatilities of similar entities following a comparable period in their lives. Refer to the analogous guidance in paragraphs 277 and 285 of SFAS 123.

9. We note from your response to comment 11 that you have assumed an expected term of seven years for the 4,020,000 options issued to Laurus on November 9, 2004 that have no stated expiration date. Please note that footnote 7 in SAB 107 states that if factors such as non-transferability, non-hedgability and the truncation of the contractual term are not present in a non-employee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the non-employee share options. It appears that the 4,020,000 options are transferable. If our understanding is correct, it does not appear that the use of a seven year life appropriately captures the value inherent in options that have indefinite lives. In order to help us assess whether the fair value of the 4,020,000 options you determined using a seven year expected term is materially different than the fair value of the 4,020,000 options using an indefinite term, please quantify for us how the use of longer contractual terms would impact the fair value of the 4,020,000 options.

10. Refer to Exhibit A of your response. We note a number of your options and warrants that you account for as derivative liabilities are exercisable at any time. Please tell whether you believe such derivative liabilities represent current or non-current liabilities and the basis for your conclusion. Please clarify your current disclosure.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments along with the comments in our letter dated October 19, 2005. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and
responses
to our comments.
      You may contact Tara Harkins at (202) 551-3639 or me at
(202)
551-3327, in her absence, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Peggy Fisher at (202) 551-3800 with any other questions.
      Sincerely,




							Michele Gohlke
							Branch Chief

cc: 	Thomas A. Rose